UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-21295

Investment Company Act File Number

JPMorgan Trust I

(exact name of registrant as specified in its charter)

Delaware	13-4032550
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

277 Park Avenue New York, New York	10172
(Address of principal executive offices)	(Zip Code)

(800) 480-4111

(Registrant’s telephone number)

PART I

RULE 8b-25

JPMorgan Trust I (the “Registrant”), on behalf of its series, the JPMorgan Research Market Neutral Fund (the “Fund”), files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (“1940 Act”) (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of the Fund’s Form N-CSR for the fiscal period ended April 30, 2024 be extended to August 2, 2024.

Narrative

On July 10, 2024, the Registrant filed a Form 12b-25 notifying the U.S. Securities and Exchange Commission (“Commission”) that the Registrant was unable to file the Fund’s Form N-CSR relating to for the fiscal period ended April 30, 2024, in the prescribed time period without unreasonable effort or expense because the Registrant had not yet determined the precise impact of class action proceeds that had been booked as a receivable to the Fund for the current and certain prior periods. In that filing, it was further noted that the Registrant was assessing the impact to previously issued financial statements, and had expected that the Fund’s previous financial statements for certain periods will be corrected. That assessment is ongoing. At this time, the Registrant will not be able to file the Fund’s Form N-CSR on or before the 15th calendar day following the prescribed due date as provided in the Form 12b-25.

As the Registrant continues to assess the impact of the class action proceeds on the Fund’s previously issued financial statements, the Registrant respectfully believes that it is impractical to file the Fund’s N-CSR for the period ended April 30, 2024 for the reasons set forth in the Form 12b-25 filing and requests that this application for an extension of time to file the Fund’s N-CSR for the period ended April 30, 2024 be accepted pursuant to Rule 8b-25 under the 1940 Act.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II

OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this notification:

Timothy J. Clemens

J.P. Morgan Asset Management.

277 Park Avenue

New York, New York 10172

(608) 284-2226

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

JPMORGAN TRUST I

By: /s/ Timothy J. Clemens
Timothy J. Clemens
Treasurer and Principal Financial Officer

Date: July 24, 2024